[Inergy Holdings, L.P. Letterhead]

June 23, 2006

Via EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Scott Anderegg

Re:	Inergy Holdings, L.P.

Withdrawal of Registration Statement on Form S-1 (Registration No. 333-134447)

Ladies and Gentlemen:

Pursuant to Rule 477(a) of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Inergy Holdings, L.P., a Delaware limited partnership (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of its Registration Statement on Form S-1 (Registration No. 333-134447), together with all exhibits and amendments thereto (the “Registration Statement”).

The Registrant is requesting such withdrawal because of current market conditions. As a result of these conditions, the Registrant has determined not to proceed with the contemplated offering. Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

We appreciate your assistance and should you need any additional information, please feel free to contact David Oelman of Vinson & Elkins L.L.P., at (713) 758-3708.

Respectfully submitted, INERGY HOLDINGS, L.P.

By:	Inergy Holdings GP, LLC, its general partner

By:	/s/ Laura L. Ozenberger
Laura L. Ozenberger Vice President and General Counsel